09041846

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 0 2009
DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-66313

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PANAMERICAN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stone (212) 752-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

PANAMERICAN CAPITAL SECURITIES, LLC

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in Kings County
Commission Expires May 29, 2011

David Stone, Managing Member

Subscribed and sworn to
before me this 23 day of March, 2009

Notary Public

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [x] (c) statement of income.
- [x] (d) statement of cash flows.
- [x] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2008, and the related statements of income, cash flows and changes in members' capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson & Company, LLP

New York, New York
February 25, 2009

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008
EXHIBIT A

ASSETS

Cash	$ 81,320
Placement fees receivable - Note B	3,034,500
Prepaid expenses	1,167
TOTAL ASSETS	$3,116,987

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued placement fees - Note B	$ 446,750
Accounts payable and accrued expenses	24,000
Due to member - Note D	3,390
Total Liabilities	474,140
Member's capital	2,642,847
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$3,116,987

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008
EXHIBIT B

Fee income	$ 345,000
Operating Expenses - Note D	
Placement fees - Note B	45,000
Occupancy base	24,398
Payroll	12,000
Regulatory fees	6,986
Professional fees	65,820
Contributions	7,500
Total Expenses	161,704
Loss before taxes	183,296
Provision for income taxes - Note C	35,000
Net Income	$ 148,296

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
EXHIBIT C

Cash Flows from Operating Activities	
Net income	$ 148,296
Adjustments to reconcile net income to net cash provided by operating activities	
Provision for income taxes, capital contribution	35,000
Expense sharing amounts, capital contribution	40,680
Changes in operating assets and liabilities:	
Placement fees receivable	747,000
Other receivables	85,719
Prepaid expenses	1,803
Accrued placement fees	(93,500)
Accrued expenses and other liabilities	10,651
Total Adjustments	827,353
Net cash provided by operating activities	975,649
Cash Flows from Financing Activities	
Distributions to member and net cash used in financing activities	(1,580,000)
Net decrease in cash	(604,351)
Cash at beginning of year	685,671
Cash at End of Year	$ 81,320
Supplemental Schedule of Noncash Operating and Financing Activities	
Provision for income tax liability assumed by the Company's parent entity (member) recorded as a capital transaction - Note C	$ 35,000
Expense sharing and compensation assumed by the Company's parent entity (member) recorded as a capital transaction - Note D	$ 40,680

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
EXHIBIT D

Balance, January 1, 2008	$	3,998,871
Member's capital contributions - Notes C and D		75,680
Distributions to member		(1,580,000)
Net income for the year		148,296
Balance, December 31, 2008	$	2,642,847

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC ("the Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered general securities broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission (SEC) and the Financial Industry Regulation Authority, Inc. (FINRA).

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers, as defined in Rule 15c3-3, and therefore has no amounts reportable under the rule.

Income Tax Positions

The Financial Accounting Standards Board has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement and disclosure relating to income taxes including, if any, uncertain tax positions. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008.

The Company continues to utilize its current policy of accounting for uncertain tax positions whereby disclosure of a loss contingency is not required unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Concentrations of Credit Risk

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of customers to pay fees owed the Company for services provided. However, the Company mitigates risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its customers' inability to pay fees owed the Company.

Note A – Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk (Continued)

Major Customer

During the year ended December 31, 2008 two customers accounted for all of the Company's fee income.

Note B - Placement Fees

During the years ended December 31, 2008 and 2007 the Company earned $300,000 and $4,535,000, respectively, of placement fees pursuant to a Placement Agent Agreement ("Agreement") which are payable in installments, as defined in the Agreement, through 2010. The balance of the placement fees owed to the Company as at December 31, 2008 is $3,034,500.

In conjunction with the placement fees earned under the Agreement, the Company has an informal agreement to pay a third party placement fees of $45,000 and $680,000 for the years ended December 31, 2008 and 2007, respectively. As at December 31, 2008, $446,750 is owed to the third party under this informal agreement.

Note C - Income Taxes

The Company is a single member limited liability company. Under the provisions of the Internal Revenue Code and comparable state regulations, the Company is not recognized as a taxable entity. Instead, the Company's member reports the Company's transactions on its income tax return and assumes the liability for the payment of this tax. Accordingly, the Company records its allocable portion of local unincorporated business tax, amounting to $35,000 for the year ended December 31, 2008, as a capital transaction. The Company's allocable portion of local unincorporated business tax is computed using the cash basis of reporting income, which is the method used by the Company's member to report its taxable income. As at December 31, 2008, the Company has approximately $2,550,000 of net income that has been reflected in its financial statements that has not been reported for tax purposes under the cash basis.

Note D - Expense Sharing

The Company has transactions with its sole member, Panamerican Capital Partners, LLC ("Capital"). The Company has entered into an expense sharing agreement with Capital for administrative services, which includes payroll, occupancy and communications. Total expenditures under this arrangement included in operating expenses for the year ended December 31, 2008 are $40,680.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $53,930, which was $48,930 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.51 to 1.

PANAMERICAN CAPITAL SECURITIES, LLC
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2008

Computation of Net Capital:			
Member's Equity		$	2,642,847
Deductions and/or Charges:			
Nonallowed Items, net			2,588,917
Net Capital		$	53,930
Computation of Aggregate Indebtedness			
Accounts Payable, Accrued Expenses and Due to Member		$	27,390
Minimun Net Capital Requirement		$	1,826
Minimun Dollar Net Capital Requirement		$	5,000
Excess Net Capital		$	48,930
Ratio of Aggregate Indebtedness to Net Capital:			
Total Aggregate indebtedness	$ 27,390		
Net Capital	$ 53,930		0.51

The ratio of aggregate indebtedness to net capital is 0.51 to 1 compared to the maximum allowable ratio of 15 to 1.

PANAMERICAN CAPITAL SECURITIES, LLC
SCHEDULE 2 - COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2008

The Company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(i), and, therefore, has no amounts reportable under the rule.

PANAMERICAN CAPITAL SECURITIES, LLC
SCHEDULE 3 - RECONCILIATION UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2008

Reconciliation of Computation of Net Capital:

1. Net Capital, per FOCUS Report, Part IIA	$ 59,994
Audit adjustment	(6,064)
Net Capital, as Computed, per Schedule "1"	$ 53,930
2. Aggregate indebtedness, per FOCUS Report, Part IIA	$ 21,326
Audit adjustment	6,064
Aggregate Indebtedness, as Computed, per Schedule "1"	$ 27,390

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
TWO PARK AVENUE
NEW YORK, NEW YORK 10016
TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue
New York, NY 10151

In planning and performing our audit of the financial statements and supplemental schedules of Panamerican Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulation Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hertz, Herson & Company, LLP

New York, New York
February 25, 2009